Exhibits 21.1

Subsidiaries of the Registrant*
*Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the Company has omitted the names of subsidiaries, which considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” (as defined under Rule 1-02(w) of Regulation S-X) as of December 31, 2025.